SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

NOTICE TO THE MARKET

GAFISA S.A. (“Company” or “Gafisa”), complementing the Material Fact released on December 14, 2016 and the Notice to Shareholders released on February 22, 2017, hereby informs that, since the number of Gafisa’s ex-treasury shares was not altered, the proportion to exercise the Preemptive Right, which initiates on March 17, 2017, remains unchanged, so that the Preemptive Right will be ensured at the proportion of 0.07416734322 common shares issued by Tenda for each common share held by Gafisa (for this purpose, excluding the Reverse Split effects).

The term to exercise the Preemptive Right shall be 30 days as of March 17, 2017, (inclusive), i.e., until April 15, 2017 (inclusive) and further information on this procedure is outlined in the Notice to Shareholders released on February 22, 2017.

São Paulo, March 16, 2017.

André Bergstein
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer